UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 16, 2010

Commission File Number:  001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:   A press release dated December 16, 2010 announcing Superonline’s participation in a regional cable network project.

FOR IMMEDIATE RELEASE

SUPERONLINE COLLABORATES ON REGIONAL CABLE NETWORK PROJECT

Istanbul, Turkey: December 16, 2010 – Turkcell (NYSE: TKC, ISE: TCELL), the leading communications and technology company in Turkey, announced today that a consortium of seven operators including Turkcell’s 100% subsidiary, Superonline, together with Etisalat (UAE), Mobily (Saudi Arabia), Jordan Telecom, Mada-Zain Consortium (Jordan), and Syria Telecommunications Establishment (Syria) have signed an agreement which will initiate the Regional Cable Network (“RCN”) Project.

Starting from Fujairah (United Arab Emirates) and passing through Riyadh (Saudi Arabia), Amman (Jordan), Tartous (Syria) and reaching Istanbul (Turkey), the RCN Project’s fiber optic cable line is expected to cover the entire Gulf region in the Middle East for the first time and be operational as of the second half of 2011. Totaling 7,750 km with its round trip routes, the RCN Project is expected to become the region’s longest terrestrial fiber infrastructure between Fujairah, one of the busiest nodes for submarine fiber cables, and the West.

The RCN project offers the region an alternative internet infrastructure with a high-capacity, far more economical structure (compared to the submarine systems) which is diversified into two separate routes. This infrastructure, which will cross five countries and intersect in five cities has the ability to provide capacity of 12.8 Terabits per second.

The RCN project is designed to reach Europe through more than 15 access points readily available on the Bulgarian border and to initially activate 2.4 Terabit per second capacity along the two different routes which the fiber optic cables will follow.

Turkcell’s CEO, Sureyya Ciliv, said: “This substantial infrastructure project, which will greatly benefit the region and connect the Middle East to the world through Turkey, is planned to position Istanbul as the world’s newest Internet base. Through this highway between Fujairah and Istanbul we are aiming for faster and easier Internet traffic, widening Internet expansion and to bring new opportunities to people across the region. We are proud to collaborate on such an important project for Istanbul, for Turkey and for the region, changing lives by offering users an enhanced communications experience.”

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading communications and technology company in Turkey with 33.9 million postpaid and prepaid customers and a market share of approximately 55% as of September 30, 2010 (Source: Our estimations, operator’s and the Telecommunication Authority’s announcements). Turkcell provides high quality data and voice services to approximately 80% of the Turkish population through its 3G technology supported network and to 99.07% of the Turkish population through its 2G technology supported network. Turkcell reported TRY2.3 billion ($1.5 billion) net revenue for the period ended September 30, 2010 and its total assets reached TRY14.5 billion ($10.0 billion) as of September 30, 2010. Turkcell has become one of the first operators among the global operators to have implemented HSDPA+ and to reach to 42.2 Mbps speed with HSPA multi carrier solution. Turkcell is a leading regional player and has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 60.4 million subscribers as of September 30, 2010. Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE‐listed company in Turkey and is among the top 15% of companies listed on NYSE by its size as of October 2010. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Holding, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.01% by others while the remaining 33.55% is free float. Read more at http://www.turkcell.com.tr/en

For further information please contact Turkcell

Corporate Affairs
Koray Öztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors: Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Media: Filiz Karagül Tüzün, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 16, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 16, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head